For Sam: Why you might like this painting

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Michael Delpozzo, Masterworks <mdelpozzo@investors.masterworks.com>
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Hi Sam,

We introduced a brand new artist to Masterworks last week: Hans Hofmann. His record-setting painting, *Gloria in Excelsis*, was acquired at a discount to its internally appraised value.

Since you previously invested in our Christopher Wool offering, which was available at a discount to its internally appraised value, we wanted to make sure you saw this new 'discounted' offering

Before this painting's April 2024 acquisition, our team valued it at $3.1M. The seller was willing to sell it for much less, which allowed us to purchase the work at a significant discount to that internal valuation. It's available for $2.44M, almost $700k under our appraisal.



Fair Market Value
$3.10M

Discount to Internal Appraisal
↓ 21.2%

Now Available For
$2.44M

Our appraisals team filed a 19-page fair market value report with the SEC (you can read all of the reasons they internally valued it at $3.1M here in the filing).

In 2008, it sold for $4.3M and became Hofmann's top auction record. It held that spot for four years before Hofmann set another record, but it still remains his 6th highest price to date.

We believe this may be a rare chance to invest in one of Hofmann's most valuable works, while taking advantage of a 'discount' and a lower market.

Learn more here and view the offering circular below.

Thanks,

Michael Delpozzo

—

Masterworks Platform Associate

MASTERWORKS

www.masterworks.com

225 Liberty St. 29th Floor, New York, NY 10281

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

*On April 3, 2024, the Painting was appraised by Masterworks at a Fair Market Value of $3,100,000. The Fair Market Value appraisal is filed as Exhibit 99.2 to the offering statement.

On January 9, 2025, the Painting underwent a retrospective 'Peak Value' valuation appraisal by Masterworks, and was appraised at a Fair Market Value of $4,800,000 as of December 31, 2018. Peak Value is based on a retrospective opinion of Fair Market Value determined in relation to the auction sales deemed relevant, adjusting for differences in size, palette, composition, and execution during a period that was internally identified as a market peak for the artist (December 2018).

For both the Fair Market Value and the Peak Value appraisals, the value determinations are based on the Masterworks Appraiser(s)' best judgment and opinion, are only valid as of the effective date of such appraisal, and does not reflect any sales of objects conducted after the effective date, including Masterworks transactions. Valuation of unique art objects require a high degree of subjectivity. The art market typically does not move in a linear fashion and a single unexpected auction result can have a significant impact on values.

Both the April 3, 2024 and January 9, 2025 Fair Market Values are equal to the price between a willing buyer and a willing seller on the open market, and only valid as of the effective date of such appraisals. FMV includes expected buyer's premium and estimated transaction commissions. Appraisals are prepared in accordance with the 2024-2025 Uniform Standards of Professional Appraisal Practice, although it is noted that there are potential conflicts of interest given that the appraisers are employees of Masterworks. It should only be viewed as a statement of opinion, and undue emphasis should not be placed on the appraised amount. These values are not representations or warranties that the item would have realized these values if offered for sale in an appropriate market, or a guarantee that they will reach that value again at any future date. For more information on Masterworks appraisal methodology, conflicts of interest and other important considerations, see "Description of Business – Art Appraisals" in the offering circular.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images provided for educational purposes only.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.